UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __________)*

NOMAD FOODS LIMITED
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G6564A105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6564A105	13G	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Permira Europe III G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,743,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,743,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
___________________

† The calculation of the foregoing percentage is based on 182,065,410 Ordinary Shares (defined in Item 2(d) below), outstanding as of January 12, 2016 as reported in the Current Report on Form 6-K of Nomad Foods Limited filed on January 13, 2016.

CUSIP No. G6564A105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Permira Europe III G.P. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,743,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,743,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
___________________

† The calculation of the foregoing percentage is based on 182,065,410 Ordinary Shares (defined in Item 2(d) below), outstanding as of January 12, 2016 as reported in the Current Report on Form 6-K of Nomad Foods Limited filed on January 13, 2016.

CUSIP No. G6564A105	13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Birds Eye Iglo Limited Partnership Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,743,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,743,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
___________________

† The calculation of the foregoing percentage is based on 182,065,410 Ordinary Shares (defined in Item 2(d) below), outstanding as of January 12, 2016 as reported in the Current Report on Form 6-K of Nomad Foods Limited filed on January 13, 2016.

CUSIP No. G6564A105	13G	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS Liberator GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,743,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,743,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
___________________

† The calculation of the foregoing percentage is based on 182,065,410 Ordinary Shares (defined in Item 2(d) below), outstanding as of January 12, 2016 as reported in the Current Report on Form 6-K of Nomad Foods Limited filed on January 13, 2016.

CUSIP No. G6564A105	13G	Page 5 of 5 Pages

1	NAMES OF REPORTING PERSONS Liberator Managing Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,743,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,743,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
___________________

† The calculation of the foregoing percentage is based on 182,065,410 Ordinary Shares  (defined in Item 2(d) below), outstanding as of January 12, 2016 as reported in the Current Report on Form 6-K of Nomad Foods Limited filed on January 13, 2016.

Item 1(a).	Name of Issuer. Nomad Foods Limited (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices. Nemours Chambers Road Town Tortola British Virgin Islands
Item 2(a). Item 2(b). Item 2(c).
Name of Person Filing.

(i) Permira Europe III G.P. Limited
c/o Permira III G.P. Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(ii) Permira Europe III G.P. L.P.
c/o Permira III G.P. Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Cayman Islands

(iii) Birds Eye Iglo Limited Partnership Inc
c/o Liberator GP Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(iv) Liberator GP Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(v) Liberator Managing Partner Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities. Ordinary Shares, no par value (the “Ordinary Shares”)
Item 2(e).	CUSIP Number. G6564A105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each of the cover pages.

The joint filing of this Schedule 13G is made by the Reporting Persons pursuant to Rule 13d-1(k)(1) and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(b) Percent of class: See Item 11 of each of the cover pages.
(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote:  See Item 5 of each of the cover pages.

(ii) Shared power to vote or direct the vote:  See Item 6 of each of the cover pages.

(iii) Sole power to dispose or direct the disposition:  See Item 7 of each of the cover pages.

(iv) Shared power to dispose or direct the disposition:  See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

279,664 Ordinary Shares are held pursuant to an escrow agreement whereby certain third parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

PERMIRA EUROPE III G.P. LIMITED

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

PERMIRA EUROPE III G.P. L.P.
By: Permira Europe III G.P. Limited, its general partner

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

BIRDS EYE IGLO LIMITED PARTNERSHIP INC
By: Liberator GP Limited, its general partner
By: Liberator Managing Partner Limited, its managing partner

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

LIBERATOR GP LIMITED

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

LIBERATOR MANAGING PARTNER LIMITED

/s/ John Marren
Name:	John Marren
Title:	Director

EXHIBIT LIST

Exhibit A             Joint Filing Agreement, dated February 12, 2016, by and among Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Birds Eye Iglo Limited Partnership Inc, Liberator GP Limited and Liberator Managing Partner Limited.